Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District,

Shenzhen, People’s Republic of China

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attention:	Aliya Ishmukhamedova
Jan Woo

November 26, 2024

Re:	Meiwu Technology Company Limited
Registration Statement on Form F-1 (File No. 333-282379)
Initially Filed on September 27, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meiwu Technology Company Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m., Eastern Time, on November 27, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman of the Board

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC